Mail Stop 7010

                                                October 27, 2005


Mr. John Bingman
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

	RE:	CCA Industries, Inc.
      Form 10-K for the year ended November 30, 2004
      File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your Form 10-Q for the period ended August
31,
2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Form 10-Q for the period ended August 31, 2005

Note 3. Recent Accounting Pronouncements, page 11
1. Reference is made to the disclosure in the last three paragraphs of
Note 3 relating to the American Jobs Creation Act of 2004. Please explain to the staff the applicability of the disclosure to CCA in view of the fact that it is our understanding the company do not have unrepariated earnings of foreign subsidiaries. If that is not the case, disclose the amount of undistributed earnings of foreign subsidiaries for which deferred income taxes have not been provided.
Please refer to APB Opinion 23 and paragraph 44 of SFAS 109. If the disclosure in the last three paragraphs of Note 3 is, in fact, not applicable to CCA, we suggest it be deleted.




Note 14. Change in Estimate, page 16
2. We note that you have presented a proforma number for the third quarter of 2005 as if the basis for estimating your advertising expense had not changed. This is a non-GAAP measure and it is not appropriate to present it with historical numbers. Please amend your filing to revise the disclosure.

Item 4. Controls and Procedures, page 21
3. Please revise your disclosure to state whether your Chief
Executive
Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of August 31, 2005. The date in the first paragraph of the Section 906 certificates issued by the
David Edell and John Bingman also contain incorrect dates. The certificates required by Section 302 should specifically identify the applicable report.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 551-
3747,
Nathan Cheney at (202) 551-3714 or, in their absence, to the undersigned at (202) 551-3768.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. John Bingman
CCA Industries, Inc
October 27, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE